FIRST SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE (the “First Supplemental Indenture”) is dated as of November 4, 2015.

BETWEEN:

RENAISSANCE OIL CORP. a corporation organized under the laws of the Province of British Columbia (the “Corporation”),

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”)

WHEREAS the Corporation and the Warrant Agent are parties to a warrant indenture dated October 6, 2015 (the “Indenture”) for the issuance of up to 100,000,000 Warrants (as defined herein);

AND WHEREAS Section 8.1(g) of the Indenture provides for the creation of indentures supplemental to the Indenture for the purpose of providing for the issuance of additional Warrants under the Indenture;

AND WHEREAS on the date hereof the Corporation is will be issuing up to an additional 7,000,000 Warrants under the Indenture;

AND WHEREAS pursuant to a subsequent directors’ resolution dated November 3, 2015, the directors of the Corporation approved the issuance of the additional 7,000,000 Warrants and duly authorized the execution and delivery of this First Supplemental Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of the Corporation, in accordance with its terms, have been done.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

AND WHEREAS the Warrant Agent has agreed to enter into this Supplemental Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Warrant Indenture from time to time

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1.0

DEFINITIONS

Subject to Section 3 hereof, all capitalized terms used but not defined in this First Supplemental Indenture have the meanings ascribed to such terms in the Indenture.

2.0

TO BE READ WITH INDENTURE

2.1

This First Supplemental Warrant Indenture is supplemental to the Indenture and the Indenture shall henceforth be read in conjunction with this First Supplemental Warrant Indenture and all the provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this First Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Indenture.

2.2

On and after the date hereof, each reference to the Indenture, as amended by this First Supplemental Warrant Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby. Except as specifically amended by this First Supplemental Warrant Indenture, all other terms and conditions of the Indenture shall remain in full force and unchanged.

2.3

The following section 2.1.1 is hereby added immediately following section 2.1 of the Indenture:

“2.1.1

Issue of Additional Warrants

A total of up to 7,000,000 Warrants, in addition to those Warrants set out in Section 2.1 above, entitling the registered holders thereof to acquire an aggregate of up to 7,000,000 Common Shares are hereby created and authorized to be issued hereunder at the Exercise Price and upon the terms and conditions herein set forth.  By written order of the Corporation, the Warrant Agent shall deliver Warrant Certificates to Registered Warrantholders and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.”

2.4

For the purposes of the Warrants issued pursuant to this First Supplemental Indenture, the Closing Date (as defined in the Indenture) shall be November 4, 2015.

3.0

GENERAL

3.1

The Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Indenture in all other respects.

3.2

This First Supplemental Warrant Indenture shall be governed by and be construed in accordance with the laws of the Province of British Columbia and shall be binding upon the parties hereto and their respective successors and assigns.

3.3

This First Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Warrant Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

RENAISSANCE OIL CORP.
Per:	s/s “Craig Steinke”
Craig Steinke
President and Chief Executive Officer
Per:	s/s “Gordon Keep”
Gordon Keep
Director

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	s/s “Jennifer Wong”
Name: Jennifer Wong
Title: Corporate Trust Officer
Per:	s/s “Jennifer Lesley Wong”
Name: Jennifer Lesley Wong
Title: Associate Trust Officer